SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the year ended December 31, 1996

                                   or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _______________ to ________________

      Commission file number ______________

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Collins & Aikman Products Co. (Formerly Collins & Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan
           701 McCullough Drive
           Charlotte, North Carolina 28232

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

           Collins & Aikman Corporation
           701 McCullough Drive
           Charlotte, North Carolina 28262
           704-547-8500

                              REQUIRED INFORMATION

The following financial statements for the Collins and Aikman Products Co. (formerly Collins and Aikman Corporation) Employees' Profit Sharing and Personal Savings Plan are being filed herewith:


Description                                                             Page No.

Report of Independent Accountants                                         F-2

Statement of Net Assets Available for Plan Benefits with Fund
   Information as of December 31, 1996                                    F-3

Statement of Net Assets Available for Plan Benefits with Fund
   Information as of December 31, 1995                                    F-4

Statement of Changes in Net Asset Available for Plan
   Benefits with Fund Information for the Year Ended
   December 31, 1996                                                      F-5

Notes to Financial Statements                                             F-6
-------------------------------------------------------------------------------

                                   SIGNATURES


The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Collins & Aikman Products Co.
                             (formerly Collins & Aikman Corporation)
                             Employees' Profit Sharing and Personal Savings Plan




August 22, 1997            By: /s/J. Michael Stepp
                               -----------------------------------
                               J.  Michael Stepp
                               Executive Vice President and
                               Chief Financial Officer

                          COLLINS & AIKMAN CORPORATION

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          COLLINS & AIKMAN CORPORATION

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 and 1995



Report of Independent Public Accountants

Statement of Net Assets Available for Plan Benefits with Fund Information as of
  December 31, 1996

Statement of Net Assets Available for Plan Benefits with Fund Information as of
  December 31, 1995

Statement of Changes in Net Assets Available for Plan Benefits with Fund
  Information for the Year Ended December 31, 1996



Notes to Financial Statements

Schedule I   -   Item 27-a Schedule of Assets Held for Investment as of
                 December 31, 1996

Schedule II  -   Item 27-d Schedule of Reportable Transactions for the Year
                 Ended December 31, 1996

Report of Independent Public Accountants



To the Benefits Committee of
Collins & Aikman Corporation
Employees' Profit Sharing and Personal Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits by participant directed fund of the Collins & Aikman Corporation Employees' Profit Sharing and Personal Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits by participant directed fund for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index to financial statements are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits with fund information and the statement of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Charlotte, North Carolina,
         July 17, 1997.

                             COLLINS & AIKMAN CORPORATION

                  EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                AS OF DECEMBER 31, 1996


                                                                            Participant Directed
                                                -----------------------------------------------------------------------------
                                                                                                                    Small
                                                 Guaranteed      Balanced         Equity        International   Capitalization
                                                    Fund           Fund            Fund          Equity Fund        Fund
                                                ------------    ------------    ------------    ------------    -------------
Participation in collective investment funds    $ 41,903,194    $ 18,942,206    $      -        $      -        $      -
Participation in mutual funds                          -               -          43,006,686       1,118,419       1,384,951
Loans receivable - participants (Note 3)               -               -               -               -               -
Employer contribution receivable                       -               -               -               -               -
Employee contribution receivable                       -               -               -               -               -
Due from (to) other funds                             76,665          91,561        (127,828)          4,099         (44,497)
Accrued interest receivable                          191,042          10,583          37,945          (3,490)         31,242
Accrued loan repayments                                -               -               -               -               -
Accrued administrative expenses                        -               -               -               -               -
                                                ------------    ------------    ------------    ------------    -------------
      Net assets available for plan benefits    $ 42,170,901    $ 19,044,350    $ 42,916,803    $  1,119,028    $  1,371,696
                                                ============    ============    ============    ============    =============


                                                                    Non-
                                                 Participant     Participant
                                                  Directed        Directed
                                                -------------   -------------
                                                    Loan         Unallocated
                                                    Fund            Funds           Total
                                                ------------    -------------   ------------
Participation in collective investment funds    $      -        $      -        $ 60,845,400
Participation in mutual funds                          -               -          45,510,056
Loans receivable - participants (Note 3)             706,301           -             706,301
Employer contribution receivable                       -           3,935,530       3,935,530
Employee contribution receivable                       -              53,348          53,348
Due from (to) other funds                              -               -               -
Accrued interest receivable                            -               -             267,322
Accrued loan repayments                              (71,175)          -             (71,175)
Accrued administrative expenses                        -            (333,100)       (333,100)
                                                ------------    ------------    ------------
      Net assets available for plan benefits    $    635,126    $  3,655,778    $110,913,682
                                                ============    ============    ============

                 The accompanying notes to financial statements
               are an integral part of these financial statements.

                             COLLINS & AIKMAN CORPORATION

                  EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                AS OF DECEMBER 31, 1995


                                                                                                          Non-
                                                                                                      Participant
                                                                  Participant Directed                  Directed
                                                ---------------------------------------------------   ------------
                                                Guaranteed      Balanced      Equity         Loan      Unallocated
                                                   Fund           Fund         Fund          Fund         Funds         Total
                                               ------------  ------------  ------------  ------------  -----------   -----------
Participation in collective investment funds   $ 43,516,091  $ 16,689,980  $ 32,564,964  $      -      $     -       $ 92,771,035
Loans receivable - participants (Note 3)              -             -             -           409,956        -            409,956
Employer contribution receivable                      -             -             -             -        3,926,477      3,926,477
Employee contribution receivable                      -             -             -             -           75,035         75,035
Due from (to) other funds                          (275,118)      (65,508)      340,626         -            -              -
Accrued interest receivable                         216,677         2,560           469         -            5,350        225,056
Accrued loan repayments                               -             -             -           (53,020)       -            (53,020)
Accrued administrative expenses                       -             -             -             -         (121,200)      (121,200)
                                               ------------  ------------  ------------  ------------  ------------  ------------
      Net assets available for plan benefits   $ 43,457,650  $ 16,627,032  $ 32,906,059  $    356,936  $  3,885,662  $ 97,233,339
                                               ============  ============  ============  ============  ============  ============



                 The accompanying notes to financial statements
               are an integral part of these financial statements.


                          COLLINS & AIKMAN CORPORATION

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                     Participant Directed
                                                  -----------------------------------------------------------------------------
                                                                                                                      Small
                                                      Guaranteed      Balanced        Equity      International  Capitalization
                                                         Fund           Fund           Fund        Equity Fund        Fund
                                                     ------------   ------------   ------------   -------------   -------------
Investment income                                    $  2,386,619   $    127,633   $    765,655   $      24,259   $    102,527
Net realized and unrealized appreciation                        -      2,375,477      7,220,772          84,969       (123,022)
Employer contribution (Note 3)                          2,531,332        685,031      1,277,368           9,205         11,833
Employee contribution (Note 3)                          2,768,468      1,200,865      2,424,834          83,709        109,295
Rollover contribution                                      69,901          6,005          6,005           6,005         12,010
Loans to Participants                                    (220,534)       (87,021)      (294,890)         (8,073)       (14,625)
Loan repayments                                           153,138         47,861        134,171           2,495          2,468
Benefits paid directly to participants                 (6,390,373)    (1,874,721)    (3,602,639)        (11,554)       (21,288)
Administrative expenses                                  (268,506)       (98,175)      (207,684)           (779)          (851)
Transfer of participants balances                      (2,852,112)      (441,209)     1,071,180         928,792      1,293,349
Transfer from other trustee                               535,318        475,572      1,215,972               -              -
                                                     ------------   ------------   ------------   -------------   ------------
Increase in net assets available for plan benefits     (1,286,749)     2,417,318     10,010,744       1,119,028      1,371,696
Net assets available for plan benefits:
   Beginning of year                                   43,457,650     16,627,032     32,906,059               -              -
                                                     ------------   ------------   ------------   -------------   ------------
   End of year                                       $ 42,170,901   $ 19,044,350   $ 42,916,803   $   1,119,028   $  1,371,696
                                                     ============   ============   ============   =============   ============



                                                                         Non-
                                                     Participant      Participant
                                                      Directed         Directed
                                                    -------------  --------------
                                                         Loan         Unallocated
                                                         Fund            Funds          Total
                                                     ------------   -------------   ------------
Investment income                                    $     12,394   $     (5,350)   $  3,413,737
Net realized and unrealized appreciation                        -              -       9,558,196
Employer contribution (Note 3)                                  -          9,053       4,523,822
Employee contribution (Note 3)                                  -        (21,687)      6,565,484
Rollover contribution                                           -              -          99,926
Loans to Participants                                     625,143              -               -
Loan repayments                                          (340,133)             -               -
Benefits paid directly to participants                    (19,214)             -     (11,919,789)
Administrative expenses                                         -       (211,900)       (787,895)
Transfer of participants balances                               -              -               -
Transfer from other trustee                                     -              -       2,226,862
                                                     ------------   ------------   -------------
Increase in net assets available for plan benefits        278,190       (229,884)     13,680,343
Net assets available for plan benefits:
   Beginning of year                                      356,936      3,885,662      97,233,339
                                                     ------------   ------------   -------------
   End of year                                       $    635,126      3,655,778     110,913,682
                                                     ============   ============   =============

                 The accompanying notes to financial statements
              are an integral part of these financial statements.

                          COLLINS & AIKMAN CORPORATION

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

1.   General

     On July 7, 1994, Collins & Aikman Corporation (a wholly-owned subsidiary of Collins & Aikman Group, Inc.) changed its name to Collins & Aikman Products Co. On July 13, 1994, Collins & Aikman Group, Inc. was merged into its wholly-owned subsidiary Collins & Aikman Products Co. (the "Company"). Effective March 1, 1991, the Collins & Aikman Corporation Employees' Profit Sharing and Personal Savings Plan (the "Plan") was amended and restated to comply with the Tax Reform Act of 1986 (Note 8).

     Banker's Trust Company (the "Trustee") serves as trustee to the Plan. The Trustee acts as custodian for the Plan's assets, executes all investment transactions and provides periodic reports to the Plan's administrators.


2.   Summary of Significant Accounting Policies

     The accompanying financial statements have been prepared on an accrual basis of accounting. Administrative expenses, including compensation and expenses of the Trustee, have been borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

     Current values of trust investments are based upon quoted market prices of the underlying securities. Realized appreciation (depreciation) is determined as the difference between sales proceeds and the value of investment  units  as of the  beginning  of the  plan  year or the  cost of investment units purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investment units at the end of the plan year and the value of investment units at the beginning of the plan year, or cost if the investment units were purchased during the current year.

     Effective June 28, 1996, the Company's Wickes Manufacturing and Automotive Aftermarket Distribution Group Gold Plan (the "Wickes Gold Plan") was merged into the Plan. Accordingly, approximately $2,227,000 in assets from participants of the Wickes Gold Plan were transferred to the Plan.

     Effective July 1, 1996, employees other than excluded employees (as defined), may make rollover contributions to the Plan as provided by the Plan's provisions. Also, as of July 1, 1996, after the effective date of the transaction to dividend Imperial Wallcoverings, Inc. ("Imperial") to the shareholders of Collins & Aikman Corporation ("Imperial Spin-off Date"), Imperial will no longer be a participating employer in the Plan. The accounts of each participant employed by Imperial on the Imperial Spin-off Date will be fully vested and nonforfeitable. Benefit payments of Imperial affected participants shall commence on the first day of any calendar month following the spin-off pursuant to the Plan provisions.

     As indicated in Note 3, the Guaranteed Fund's assets include Guaranteed Investment Contracts (GIC's) and Bank Investment Contracts (BIC's) sponsored by various insurance companies and banks authorized to issue such contracts as well as GIC Alternatives sponsored by the Trustee. The GIC's and BIC's are reported to the Trustee by the insurance companies or banks at contract value, which approximate fair market value. Contract value includes contributions plus accrued earnings less administrative expenses. The GIC Alternatives represent pooled funds of fixed income securities which are traded on national exchanges. These pooled funds are covered by a "wrapper contract" which guarantees the Plan's principal as well as a stated rate of return. The GIC Alternatives are reported at the wrapper contract value, which approximates fair market value, and which includes contributions plus accrued interest less administrative expenses.

     Two participant contribution accounts and two company contribution accounts are maintained for each participant to account for his or her interest in the Plan. The participant contribution accounts consist of before-tax and after-tax savings accounts. The company contribution accounts consist of profit sharing and company match accounts (Note 3). The accounts for all participants are valued at their fair market value on the valuation date in accordance with the plan agreement.

     The Company's profit sharing contribution is allocated to each participant who was an active employee at the end of the plan year in the ratio of the active participant's eligible compensation to the total compensation of all active participants.

3.   Description of the Plan

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The following separate elective investment funds are available to the participants for the purpose of investing their contributions and the Company's contributions:

     - A guaranteed fund which invests in the Trustee's Interest Income Fund. The Interest Income Fund invests in GIC's, BIC's and GIC Alternatives, which are guaranteed as to both principal and income.

     - An equity fund which invests in the Trustee's Equity 500 Index Fund. The Equity 500 Index Fund invests principally in common stocks and may also hold S&P Index Futures contracts and other investments including preferred stocks, corporate notes and other corporate investments as a result of transactions initiated by investee corporations. Investments are selected by the investment manager to statistically mirror the performance of the S&P 500 Index, and no one investment accounts for greater than 3.0% of the fund's assets.

     - A balanced fund which invests in the Trustee's Equity 500 Index Fund and the Trustee's Short and Intermediate Term Bond Fund at the Trustee's discretion. The Short and Intermediate Term Bond Fund is invested in a diversified portfolio of foreign and domestic fixed income investments, with a small percentage of assets also invested in corporate bonds and mortgages.

     - An international equity fund which invests in the Trustee's International Equity Fund. The International Equity Fund invests in foreign equities and other foreign securities with equity characteristics.

     - A small capitalization fund which invests in the Trustee's Small Capitalization Equity Fund. The Small Capitalization Equity Fund invests in smaller-sized companies, and investments are selected by the investment manager to statistically mirror the performance of the Russell 2000 Index.

     As outlined in the plan agreement, the Company shall make a profit sharing contribution in such amount, if any, as determined by the Company's Board of Directors. The Company shall also make a Company match contribution to the Plan in accordance with the plan agreement for each eligible salaried participant for whom a before-tax savings contribution is made. The amount of the Company matching contribution is 50% of the first 3% of the participant's before-tax compensation that has been contributed.

     Employees may elect to make contributions to the Plan on a before-tax and after-tax basis. Percentages withheld from eligible compensation on behalf of the employee must be in whole multiples of 1% and cannot exceed 10%.

     All contributions made on behalf of a participant shall be invested as designated by the participant in the specific investment fund(s) in multiples of 10%.

     Prior to July 1, 1991, participants were entitled to borrow from the Plan amounts up to 50% of the value of their vested interests in the Plan and were charged interest in accordance with the Plan's provisions. The period for repayment for any loan did not exceed five years unless the loan was used to purchase, construct or substantially rehabilitate a principal residence of the participant or their immediate family. Effective July 1, 1991, participants were not permitted to obtain loans from the Plan. Effective November 1, 1996, the Plan was amended to allow participants to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their interests in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through bi-monthly payroll deductions. Participants are charged interest in accordance with the Plan's provisions. The Plan had loans outstanding to participants of $635,126 and $356,936 as of December 31, 1996 and 1995, respectively.

4.   Investments

     The fair value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1996 or 1995 are as follows:

                                                                            1996             1995
                                                                     --------------     --------------
     Banker's Trust Short and Intermediate Term Bond Fund            $    4,727,715     $    6,249,456
     Banker's Trust Large Capitalization Equity 500 Index Fund           54,177,503              -
     Banker's Trust Pyramid GIC Fund II                                  41,863,821              -
     Banker's Trust Pyramid Equity Index Fund                                 -             42,982,626
     Banker's Trust Pyramid Open End GIC Fund                                 -             43,488,665

     During 1996, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $9,558,196 as follows:

                                                                       1996
                                                                 ---------------
     Banker's Trust Short and Intermediate Term Bond Fund        $      217,936
     Banker's Trust Equity 500 Index Fund                             9,378,313
     Banker's Trust International Equity Fund                            84,969
     Banker's Trust Small Capitalization Equity Fund                   (123,022)
                                                                     -----------
     Net realized and unrealized appreciation                    $    9,558,196
                                                                     ===========

     During 1996, the Plan's investments in the Guaranteed Fund earned income of approximately $2,387,000, respectively, which represents an average yield of 5.6%.

5.   Distributions, Vesting and Forfeitures

     A participant is fully vested with respect to the profit sharing and Company match accounts after five years of service. The amounts credited to a participant's before-tax and after-tax savings accounts are fully vested when credited. A participant or participant's beneficiary shall receive a distribution equal to the value of his vested individual account as of the valuation date on or following retirement, death, disability, or termination of service. Payment of the benefit is made in the form of a lump sum or periodic installments as outlined in the plan agreement.

     A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution accounts as of the valuation date coincident with or following his or her termination of service. The forfeited funds are then distributed to the participants' accounts ratably based upon participant balances. During 1996, approximately $171,000 in forfeitures were allocated to active participants.

6.   Payable to Terminated Participants/Reconciliation to Form 5500

     Amounts payable to those participants who have withdrawn from participation in the earnings and operations of the Plan as of December 31, 1996 and 1995 are included as a component of Net Assets Available for Plan Benefits. Distributions payable to these terminated participants, net of forfeitures, are as follows:

                                                   1996             1995
                                               -----------      -----------
     Collective investment funds               $    22,505      $   951,167
     Loans Receivable - participants                     -            2,591
                                               -----------      -----------
     Total                                     $    22,505      $   953,758
                                               ===========      ===========

     These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles. The following tables reconcile net assets available for plan benefits per the financial statements and benefits paid directly to participants to the Form 5500 to be filed by the Company as of December 31, 1996 and 1995 and for the year ended December 31, 1996:

                                                                                         1996                1995
                                                                                    --------------      --------------
     Net assets available for benefits per financial statements                     $  110,913,682      $   97,233,339
     Amounts allocated to withdrawing participants                                         (22,505)           (953,758)
                                                                                    --------------      --------------
     Net assets available for benefits per the Form 5500                            $  110,891,177      $   96,279,581
                                                                                    ==============      ==============

                                                                                                 Year Ended
                                                                                                December 31,
                                                                                                    1996
                                                                                                ------------
     Benefits paid directly to participants per the financial statements                        $ 11,919,789
     Add: Amounts allocated to withdrawing participants at December 31, 1996                          22,505
     Less:   Amounts allocated to withdrawing participants at December 31, 1995                     (953,758)
                                                                                                ------------
     Benefits paid directly to participants per the Form 5500                                   $ 10,988,536
                                                                                                ============

7.   Termination of Plan

     The Plan may be terminated at any time at the discretion of the Company's Board of Directors. As of the termination date, contributions will cease to be made by the Company. Upon complete or partial termination of the Plan, all participants will be fully vested in accordance with the plan agreement.

8.   Federal Income Taxes

     The Plan received an updated determination letter dated September 7, 1995, from the Internal Revenue Service, stating that the Plan was in accordance with applicable plan design requirements as of that date and thus qualified for tax exempt status. The employer believes the plan has been operating in compliance with the Plan document and thus continues to qualify as tax-exempt.


9.   Related Party Transactions

     Certain Plan investments are shares of funds managed by Banker's Trust. Banker's Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

10.  Subsequent Events

     Effective February 6, 1997 the Floorcoverings division was acquired by a company formed by Quad-C, Inc. and Paribas Principal Partners. Effective July 16, 1997, the Mastercraft division was acquired by the Joan Fabrics Corporation. The plan has been amended effective January 15, 1997 to allow the Company or the respective purchasers of the divisions to transfer the participants employed by the divisions to a successor tax-qualified plan. A successor plan would be maintained and administered by the purchasers of the respective division. In conjunction with the Floorcoverings sale, approximately 684 participants with account balances of approximately $9,700,000 were transferred to a successor plan effective April 2, 1997. In conjunction with the Mastercraft sale, participants employed by Mastercraft may no longer contribute to the Plan, effective July 16, 1997. Company Management plans to transfer the assets of the Mastercraft participants to a successor plan in October 1997.

     In June 1997, the Board of Directors approved the stock of Collins & Aikman Corporation as a separate elective investment fund available to participants for the purpose of investing contributions. The Company plans for the employer stock to be available as an investment option on September 1, 1997, pending SEC approval of a Form S-8 Registration Statement.


                                                                                                                          Schedule I

                                                                       COLLINS & AIKMAN CORPORATION

                                                           EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                                                             ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                                                         AS OF DECEMBER 31, 1996


                                                                                                                            (e)
               (b)                                       (c)                                             (d)              Current
(a)     Identity of Issuer                           Description                                        Cost               Value
---    --------------------  ----------------------------------------------------------------     ---------------   ---------------
 *      Banker's Trust        Large Capitalization Equity 500 Index Fund - 2,605,883 units        $    45,286,921    $   54,177,503
 *      Banker's Trust        International Equity Fund - 62,904 units                                  1,035,967         1,107,734
 *      Banker's Trust        Small Capitalization Equity Fund - 75,568 units                           1,498,913         1,373,072
 *      Banker's Trust        Short and Intermediate Term Bond Fund - 2,734,316 units                   4,213,222         4,727,715
 *      Banker's Trust        Discretionary Cash Fund - 3,105,612 units                                 3,105,612         3,105,612
 *      Banker's Trust        Pyramid GIC Fund II - 41,863,821 units                                   41,863,821        41,863,821
 *      Loan Fund             Participant loans (interest rates range from 6.3% to 10%)                   706,301           706,301
                                                                                                  ---------------    --------------
      Total Investments                                                                            $   97,710,757    $  107,061,758
                                                                                                 ================    ==============

* Represents Party-in-interest to the Plan


                 The accompanying notes to financial statements
                      are an integral part of this schedule



                                                                                                                        Schedule II


                          COLLINS & AIKMAN CORPORATION

               EMPLOYEES' PROFIT SHARING AND PERSONAL SAVINGS PLAN

                  ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                                (h)
       (a)                                                                                                 Current Value
     Identity                                                    (c)             (d)            (g)         of Asset on       (i)
     of Party                         (b)                      Purchase        Selling        Cost of       Transaction    Net Gain
     Involved                 Description of Asset              Price           Price          Asset            Date        (Loss)
----------------------  ---------------------------------   ------------    ------------   ------------   ------------   -----------
 *  Banker's Trust Co.  Discretionary Cash Fund (261
                        purchases)                          $ 26,110,589   $       -       $ 26,110,589   $ 26,110,589   $       -
 *  Banker's Trust Co.  Discretionary Cash Fund (233
                        sales)                                    -           23,055,224     23,055,224     23,055,224           -
 *  Banker's Trust Co.  Pyramid Open End GIC Fund (33
                        purchases)                             5,669,160           -          5,669,160      5,669,160           -
 *  Banker's Trust Co.  Pyramid Open End GIC Fund (30
                        sales)                                    -           49,157,824     49,157,824     49,157,824           -
 *  Banker's Trust Co.  Pyramid GIC Fund II (33
                        purchases)                            46,362,175           -         46,362,175     46,362,175           -
 *  Banker's Trust Co.  Pyramid GIC Fund II (42 sales)            -            4,498,353      4,498,353      4,498,353           -
 *  Banker's Trust Co.  Short and Intermediate Term Bond
                        Fund (22 purchases)                    2,301,080           -          2,301,080      2,301,080           -
 *  Banker's Trust Co.  Short and Intermediate Term Bond
                        Fund (19 sales)                           -            4,040,757      3,693,821      4,040,757       346,936
 *  Banker's Trust Co.  Large Capitalization Equity 500
                        Index Fund (35 purchases)             42,138,640           -         42,138,640     42,128,640           -
 *  Banker's Trust Co.  Large Capitalization Equity 500
                        Index Fund (56 sales)                     -            4,780,925      4,327,454      4,780,925       453,471
 *  Banker's Trust Co.  Pyramid Equity Index Fund (45
                        purchases)                             8,109,654           -          8,109,654      8,109,654           -
 *  Banker's Trust Co.  Pyramid Equity Index Fund ( 38
                        sales)                                    -           43,650,806     27,820,657     43,650,806    15,830,149


*    Represents Party-in-interest to the Plan

Columns (e) and (f) are not included as they are not applicable to the Plan




                 The accompanying notes to financial statements
                      are an integral part of this schedule